                    July 27, 2012

By Email

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:   Jennifer Thompson
      Accounting Branch Chief

Re:           El Paso Pipeline Partners, L.P.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-33825

Ladies and Gentlemen:

In this letter, we set forth our response to the comment and request for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2012, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comment and request for additional information exactly as set forth in the July 17 comment letter.  The response is set forth immediately below the text of the applicable comment or request.

El Paso Pipeline Partners, L.P.

Form 10-K for the Year Ended December 31, 2011

Item 8.  Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 57

1. Basis of Presentation and Significant Accounting Policies, page 57

Organization, page 57

1.
We note your response to comment 2 from our letter dated June 15, 2012 that you have one operating segment and, therefore, one reportable segment.  Please explain to us in more detail how you determined that you have only one operating segment, including why you believe subsidiaries such as WIC, SNG, CIG, SLNG, and Elba Express are not operating segments.  We note that CIG is a reporting company and that SNG formerly was a reporting company.  To assist us with our review of your response, please identify your CODM, tell us about the information and reports regularly provided to your CODM, and explain how your CODM is able to effectively allocate resources and assess performance at a consolidated level.

Response: In this response, Kinder Morgan means the combination of all three publicly traded entities (i) Kinder Morgan, Inc. (KMI), (ii) Kinder Morgan Energy Partners, L.P. (KMP) and (iii) El Paso Pipeline Partners , L.P. (EPB).  Until El Paso Corporation’s (El Paso) merger with KMI, it is our understanding that the CODM was the President of El Paso Pipelines, which included both the natural gas pipeline operations at EPB and El Paso.

Effective May 25, 2012, KMI completed its acquisition of all the outstanding shares of El Paso.  As a result, KMI became (i) the general partner and the owner of an approximately 43%  limited partner interest in EPB and (ii) the owner of significant natural gas pipeline assets previously held by El Paso.  From a management perspective, KMI combined the natural gas pipeline operations of El Paso, now held by KMI, and EPB with the existing natural gas pipeline operations of KMP with all these operations reporting to Tom Martin, President Natural Gas Pipelines, who is the segment manager.  Tom Martin reports to the Office of the Chairman (OOC), Kinder Morgan's CODM, which is responsible for allocating resources among Kinder Morgan’s five operating segments: (i) Natural Gas Pipelines, (ii) Products Pipelines, (iii) CO2, (iv) Terminals, and (v) Kinder Morgan Canada.  Like the Natural Gas Pipelines segment, each of the other operating segments is headed by a business unit president who serves as the segment manager.  The OOC is also responsible for managing and assessing the performance of Kinder Morgan’s three publicly traded entities: KMI, KMP and EPB.

ASC 280-10-05-3 provides that segments are determined using a management approach, which approach is based on the way that management organizes segments within a public entity for making operating decisions and assessing performance.  In addition, it also provides that the segments are evident from the structure of the public entity internal organization.  Based on Kinder Morgan’s internal organization, it has five operating segments, one of which is the Natural Gas Pipelines segment that spans three public companies (KMI, KMP and EPB, along with a debt registrant, CIG).  Kinder Morgan has separate “return thresholds” for each of Kinder Morgan’s five different operating segments, for use in allocating resources and evaluating investment opportunities, which is primarily based on the stability of the underlying cash flows including the length of the contract and the creditworthiness of the counterparty, and risk inherent in the business.  For example, the OOC generally requires an approximate 12% return for Natural Gas Pipeline segment projects vs. 15-20% for CO2 segment projects.   Kinder Morgan assesses performance for all of its operating segments based on earnings before depreciation, depletion and amortization (EBDA) and distributable cash flow (DCF), which management believes is the most accurate reflection of the cash generated by the businesses.  Because KMP, EPB and KMI distribute all or almost all of their cash to investors, management considers the cash generated to be the most important measure of performance.  On a weekly basis, the OOC reviews summarized information for the three publicly traded entities in order to understand performance versus the company’s published budget and any need to provide updated guidance to investors of KMI, KMP or EPB as well as the performance of each of Kinder Morgan’s five operating segments including current estimates of EBDA and DCF.  The information in these packages includes both aggregated information, as well as information at a lower level (asset by asset).  However, the lower level information is included mainly to help the segment manager(s) discuss segment operating results with the OOC (Kinder Morgan's CODM).

KMI, KMP and EPB conduct joint meetings of their Boards of Directors.  Operating results are discussed at these joint meetings by the segment managers of each of KMI’s five operating segments.  For purposes of KMI’s Natural Gas Pipeline segment, Tom Martin discusses the results of the segment as a whole, as well as distributable cash flow, investment opportunities and related information.

As a result of owning FERC regulated pipelines and having three publicly traded companies, Kinder Morgan has multiple financial statement filing requirements.  For example, each of its interstate natural gas pipelines file quarterly and annual financial statements with the FERC and some of its pipelines with public debt, or joint venture partners, also issue periodic financial statements.  In addition, some combination of its assets (EPB, KMP) or all of the assets (KMI) are included in SEC reports.  Although discrete financial data is one of the characteristics of an operating segment, we do not believe that the existence of discrete financial information in and of itself makes the individual pipelines operating segments.  We believe that the management approach is a more important determinant/characteristic.  Specifically, and as discussed above, Kinder Morgan’s OOC manages the business based on the five operating segments, and not based on the individual legal or reporting entities in which specific assets reside.  Based on how Kinder Morgan’s OOC manages the business, the various assets within EPB comprise just part of its Natural Gas Pipelines operating segment.

We have looked at the disclosure provided by the prior El Paso management in the EPB MD&A and while we are still completing EPB’s second quarter of 2012 SEC Form 10-Q, we plan to modify our disclosure in our future EPB Form 10-Qs and Form 10-Ks similar to below.

Results of Operations
We previously reported earnings before interest expense and income taxes as our performance measure. As a result of El Paso’s and KMI’s merger, management now assesses our performance based on EBDA, which excludes depreciation and amortization, general and administrative expenses and interest expense, net. Our management uses EBDA as a measure to assess the operating results and effectiveness of our business, which consists of both consolidated operations and earnings from equity method investments. We believe providing EBDA to our investors is useful because it is the same measure used by management to evaluate our performance and allows investors to evaluate our operating results without regard to our financing methods or capital structure. EBDA may not be comparable to measures used by other companies. Additionally, EBDA should be considered in conjunction with net income and other performance measures such as operating income or operating cash flows.

Below is a reconciliation of our EBDA to net income for the three and six months ended June 30, 2012 as compared to the same periods in 2011 (in millions).

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
EBDA(a)(b)(c)(d)	$283	$295	$587	$608
Depreciation and amortization	(45)	(45)	(91)	(90)
General and administrative expenses	(32)	(34)	(63)	(64)
Interest expense, net	(72)	(63)	(144)	(125)
Net income	134	153	289	329
Net income attributable to noncontrolling interests	(4)	(27)	(10)	(80)
Net income attributable to El Paso Pipeline Partners, L.P.	$130	$126	$279	$249

(a) Includes Cheyenne Plains pre-acquisition EBDA of $13 million and $23 million for the three months ended June 30, 2012 and 2011, respectively, and $34 million and $43 million for the six months ended June 30, 2012 and 2011, respectively.

(b) The 2011 periods include $17 million of revenue related to BG LNG, Services, L.L.C.’s (BG) cancelation of their commitment on Phase B of SLNG’s Elba III Expansion offset by a $3 million charge to operating expenses related to the write off of project development costs incurred in conjunction with this expansion project.

(c) The 2012 periods include an $11 million charge to operating expenses which was associated with a canceled software implementation project.

(d) The 2012 periods include a $6 million non-cash adjustment related to environmental liabilities for certain CIG environmental projects.

Below are the components of EBDA, our throughput volumes and an analysis and discussion of our operating results for the three and six months ended June 30, 2012 as compared to the same periods in 2011 (in millions, except operating statistics)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Revenues	$367	$383	$757	$777
Operating Expenses	(88)	(93)	(179)	(180)
Earnings from equity investments	4	4	7	8
Other, net	—	1	2	3
EBDA	$283	$295	$587	$608

Throughput volumes (BBtu/d)(e)	7,820	6,959	7,814	7,265

(e) Throughput volumes are presented for WIC, CIG, SNG and CPG and exclude intrasegment volumes. The average daily volumes transported on Elba Express during the three and six months ended June 30, 2012 and 2011 were not material.

EBDA

The items described in footnotes (a) through (d) above decreased our EBDA by $29 million and $28 million for the three and six months ended June 30, 2012, respectively, as compared to the same periods in 2011. After adjusting for these items, our EBDA increased by $17 million and $7 million for the three and six month periods ended June 30, 2012 compared to the same periods in 2011 primarily due to the following:

The CPI acquisition contributed $9 million of EBDA for the three and six month periods ended June 30, 2012 (reflecting its EBDA results for the May 24 to June 30, 2012 post-acquisition period). See Part I. Item 1. Financial Statements. Note 2 “Acquisitions” for additional information regarding the May 24, 2012 acquisition of CPG.

In the three month period ended June 30, 2012 compared to the same period in 2011, SNG contributed higher EBDA of $5 million primarily due to higher reservation revenue due to completion of Phases II and III of the South System III expansion project in June 2011 and 2012, respectively. For the six months ended June 30, 2012 compared to the same period in 2011, SNG’s EBDA decreased by $3 million. This decrease is primarily due to higher pipeline integrity costs, higher property taxes and unfavorable system inventory revaluations more than offsetting the additional $6 million of higher reservation revenue largely attributable to the aforementioned expansion project.

During the three and six months ended June 30, 2012 as compared to the same periods in 2011, WIC contributed higher EBDA of $2 million in 2012 primarily due to higher expenses related to compressor station repairs performed in 2011.

El Paso Pipeline Partners, L.P. acknowledges, with respect to its respective above-referenced filing, that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

/s/ Kimberly A. Dang

Kimberly A. Dang
Vice President and Chief Financial Officer

cc:           Martha Carnes
PricewaterhouseCoopers LLP

Michael Osborne
Ernst & Young LLP